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                            October 11, 2023

       Jarrod Langhans
       Chief Financial Officer
       Celsius Holdings, Inc.
       2424 N. Federal Highway, Suite 208
       Boca Raton, FL 33431

                                                        Re: Celsius Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 29, 2023
                                                            File No. 001-34611

       Dear Jarrod Langhans:

              We have reviewed your September 29, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15,
       2023 letter.

       Form 10-K

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   1. We note your response to prior comment 2 states that you are not aware of weather-related damages of any
significance to your leased properties throughout the periods covered in your 10-K, and no
weather weather-related damages of any significance were brought to your attention by the
lessor. Please revise your disclosure to clarify whether you experienced any
weather-related damages to your leased properties. If so, please explain how you concluded on
its significance, and provide quantitative information to support your determination.
 Jarrod Langhans
FirstName LastNameJarrod Langhans
Celsius Holdings, Inc.
Comapany
October 11,NameCelsius
            2023       Holdings, Inc.
October
Page 2 11, 2023 Page 2
FirstName LastName
       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Robert W. Pommer III